[Capital Resources Group, Inc. letterhead]



                                                                     Appendix II

                                                              January 23, 1999



Board of Directors
Adirondack Financial Services Bancorp, Inc.
52 North Main Street
Gloversville, New York 12078

Dear Board Members:

     You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock of Adirondack Financial Services Bancorp, Inc. (the "Company") of the proposed consideration to be paid to the shareholders of the Company by CNB Bancorp, Inc. ("CNB").

     Capital Resources Group, Inc. ("Capital Resources") is a financial consulting and an investment banking firm that, as part of our specialization in financial institutions, is regularly engaged in the financial valuations and analyses of business enterprises and securities in connection with mergers and acquisitions, valuations for initial and secondary stock offerings, divestiture and other corporate purposes. Senior members of Capital Resources have extensive experience in such matters. We believe that, except for the fee we will receive for our opinion and other financial advisory fees to be received in connection with the transaction discussed below, we are independent of the Company.


Financial Terms of the Offer

     We understand that, pursuant to an Agreement of merger ("Agreement") by and among the Company, CNB and CNB Acquisition Corp., all shares of Company common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger, be converted into the right to receive $15 million in the aggregate, less the amount, if any, by which the Company's Closing Equity is less than $9,114,959, subject to adjustments (the "Merger Price'). The per share consideration ("Per Share Price") shall be determined by dividing the Merger Price by the total number of shares of Company common stock outstanding as of the Effective Time. Based on 684,681 common share estimated to be outstanding at the Closing Date, this equates to a Per Share Price of $21.91.

     At the Effective Time of the merger, with respect to certain outstanding options to purchase shares of common stock of the Company, each option to purchase one share of Company common stock will be converted into an option to purchase 0.575 of CNB common stock.


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Capital Resources Group, Inc.
Board of Directors
January 23, 1999
Page 2

     In lieu of having Company stock options converted pursuant to the preceding sentences, certain other holders of such option will receive, for each option, solely a cash payment equal to he excess of $21.91 over the exercise price per share ($13.125) of Company common stock covered by the option.

     As a result of the Merger transaction, the Company will be merged with and into CNB and the separate existence of the Company will cease.

Materials Reviewed

     In the course of rendering our opinion we have, among other things:

          (1) Reviewed the terms of the Agreement and discussed the Agreement with management and the Board of Directors of the Company, and the Company's legal counsel, Silver, Freedman & Taff, L.L.P.

          (2)  Reviewed the following financial data of the Company:

               o the audited financial statements of the Company for the fiscal years ended September 30, 1994 through September 30, 1998,

               o Gloversville Federal Savings and Loan Association's (the "Association') thrift Financial Reports covering the period through September 30, 1998, the latest available period,

               o    the Company's latest available asset/liability reports,

               o    other    miscellaneous    internally-generated    management
                    information reports for recent periods, as well as other publicly available information,

               o    the Company's most recent business plan and budget report;

          (3) Reviewed the Company's Annual Report on Form 10-K for fiscal1998 which provides a discussion of the Company's business and operations and reviews various financial data and trends;

          (4) Discussed with executive management of the Company, the business, operations, recent financial condition and operating results and future prospects of the Company;

          (5) Compared the Company's financial condition and operating results to those of similarly-sized thrifts operating in New York and the U.S.;


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Capital Resources Group, Inc.
Board of Directors
January 23, 1999
Page 3

          (6) Compared the Company's financial condition and operating performance to the published financial statements and market price data of publicly-traded thrifts in general, and publicly-traded thrifts in the Company's region of the U.S. specifically;

          (7) Reviewed the relevant market information regarding the shares of common stock of the Company including trading activity and volume and information on options to purchase shares of common stock;

          (8) Performed such other financial and pricing analyses and investigations as we deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies we consider to be generally similar to the Company;

          (9) Examined the Company's economic operating environment and the competitive environment of the Company's market area;

          (10) Reviewed available financial reports and financial data for CNB, including Annual Reports to shareholders and Form 10-K Reports covering the fiscal years ended through December 31, 1997, quarterly reports, Form 10-Q reports, other published financial data and other internal and regulatory financial reports provided by management of CNB; reviewed CNB's banking office network; and reviewed the pricing trends of CNB's common stock and dividend payment history;

          (11) Visited CNB's administrative and executive offices and conducted interviews with management.

     In arriving at our opinion, we have relied upon the accuracy and completeness of the information provided to us by the various parties mentioned above, upon public information and upon representations and warranties in the Agreement, and have not conducted any independent investigations to verify any such information or performed any independent appraisal of the Company's or CNB's assets.

     This fairness opinion is supported by the detailed information and analysis contained in the Evaluation and Analysis Report dated January 23, 1999 ("Report"), which has been produced by Capital Resources and will be delivered to the Company. We have relied on the Report for purposes of rendering this current fairness opinion.

     The Report contains a business description and financial analysis of the Company, an analysis of current economic conditions in the Company's primary market area, and a financial and market pricing comparison with a selected group of thrifts institutions which completed


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Capital Resources Group, Inc.
Board of Directors
January 23, 1999
Page 4


merger and acquisition transactions or are currently subject to pending transactions. In addition, the Report contains a discounted dividend stream and terminal value analysis. This analysis compares the value of the consideration proposed by CNB with the potential present value returns to the Company's shareholders if the Company remains independent for at least three to five years.

Opinions

     Based on the foregoing and on our general knowledge of and experience in the valuation of business and securities, we are of the opinion that, as of January 23, 1999, the consideration proposed by CNB for shares of common stock of the Company is fair to the shareholders of the Company from a financial point of view.


                                               Respectfully submitted,

                                               CAPITAL RESOURCES GROUP, INC.